UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IFCO SYSTEMS N.V.

(Name of Issuer)

Ordinary Shares — Nominal Value 2 Euros Per Share

(Title of Class of Securities)

N43961 10 6

(CUSIP Number)

May 18, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. N43961 10 6	Page 2 of 13 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Schoeller Logistics Technologies Holding GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

	5.	Sole Voting Power 3,090,000 (see Item 2(a)(i))

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 3,090,000 (see Item 2(a)(i))

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,090,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP NO. N43961 10 6	Page 3 of 13 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Schoeller logistics Systems GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

	5.	Sole Voting Power 16,910,000 (see Item 2(a)(ii))

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 16,910,000 (see Item 2(a)(ii))

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,910,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

11.	Percent of Class Represented by Amount in Row (9) 38.5%

12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP NO. N43961 10 6	Page 4 of 13 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Schoeller Logistics Industries GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

	5.	Sole Voting Power 20,943,000 (see Item 2(a)(iii))

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 20,943,000 (see Item 2(a)(iii))

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,943,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

11.	Percent of Class Represented by Amount in Row (9) 46.7%

12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP NO. N43961 10 6	Page 5 of 13 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Schoeller Holding GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

	5.	Sole Voting Power 20,943,000 (see Item 2(a)(iv))

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 20,943,000 (see Item 2(a)(iv))

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,943,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

11.	Percent of Class Represented by Amount in Row (9) 46.7%

12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP NO. N43961 10 6	Page 6 of 13 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Christoph Schoeller

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

	5.	Sole Voting Power 505,000 (see Item 2(a)(v))

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 20,943,000 (see Item 2(a)(v))

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 505,000 (see Item 2(a)(v))

	8.	Shared Dispositive Power 20,943,000 (see Item 2(a)(v))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,448,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

11.	Percent of Class Represented by Amount in Row (9) 47.5%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP NO. N43961 10 6	Page 7 of 13 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Martin A. Schoeller

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

	5.	Sole Voting Power 618,070 (See Item 2(a)(vi))

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 20,943,000 (see Item 2(a)(vi))

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 618,070 (see Item 2(a)(vi))

	8.	Shared Dispositive Power 20,943,000 (see Item 2(a)(vi))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,561,070

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

11.	Percent of Class Represented by Amount in Row (9) 47.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. N43961 10 6	Page 8 of 13 Pages

Item 1.

Item 1(a)  Name of Issuer:

IFCO Systems N.V.

Item 1(b)  Address of Issuer’s Principal Executive Offices:

Rivierstaete
Amsteldijk 166
1079 LH Amsterdam
The Netherlands

Item 2.

Item 2(a) Name of Person Filing:

This statement is filed by:

(i)  Schoeller Logistic Technologies Holding GmbH (“SLT”) with respect to 3,090,000 Ordinary Shares directly owned by SLT. The Ordinary Shares owned by SLT are subject to the right of General Electric Erste Beteiligungs (“GEEB”) to acquire them (the “Debenture Stock Parcel”) pursuant to the terms of a convertible debenture issued to GEEB by SLT in the original principal amount of DM 45.0 million (or approximately US$20.0 million).

(ii)  Schoeller Logistic Systems GmbH (“SLS”) with respect to 16,910,000 Ordinary Shares owned directly by SLS. Pursuant to an agreement by Schoeller Logistics Industries GmbH (“SLI”), the Ordinary Shares owned by SLS are subject to options held by General Electric Capital Corporation to purchase the number of Ordinary Shares held by SLS that is equal to 0.55% of the difference between the total outstanding stock capital of the Issuer immediately prior to the Issuer’s initial public offering (“IPO”) and merger with PalEx, Inc. in March 2000 and the Debenture Stock Parcel at an exercise price equal to the price quoted for the Issuer’s stocks on the first trading day of the IPO.

(iii)  SLI with respect to: (A) beneficial ownership of an aggregate of 20,000,000 Ordinary Shares directly owned by SLT and SLS, by virtue of being the controlling shareholder of each such company; and (B) currently exercisable options to purchase 943,000 Ordinary Shares directly held by SLI.

(iv)  Schoeller Holding GmbH (“Holding”) with respect to beneficial ownership of: (A) an aggregate of 20,000,000 Ordinary Shares directly owned by SLT and SLS; and (B) currently exercisable options to purchase 943,000 Ordinary Shares directly held by SLI; in each case by virtue of being the controlling shareholder of SLI.

(v)  Christoph Schoeller with respect to: (A) 205,000 Ordinary Shares owned directly by him; (B) currently exercisable options to purchase 300,000 Ordinary Shares directly held by him; (C) beneficial ownership of an aggregate of 20,000,000 Ordinary Shares directly owned by SLT and SLS, by virtue of being a joint controlling shareholder of Holding; and (D) beneficial ownership of currently exercisable options to purchase 943,000 Ordinary Shares held by SLI, by virtue of being a joint controlling shareholder of Holding. Notwithstanding his position as a joint controlling shareholder of Holding, with respect to clause (C), Christoph Schoeller disclaims beneficial ownership of an aggregate

CUSIP NO. N43961 10 6	Page 9 of 13 Pages

of 3,900,000 Ordinary Shares beneficially owned by family members (other than Christoph Schoeller and Martin A. Schoeller), who are also shareholders, directly or beneficially, of Holding.

(vi)  Martin A. Schoeller with respect to: (A) 318,070 Ordinary Shares owned directly by him; (B) currently exercisable options to purchase 300,000 Ordinary Shares directly held by him; (C) beneficial ownership of an aggregate of 20,000,000 Ordinary Shares owned by SLT and SLS, by virtue of being a joint controlling shareholder of Holding; and (D) currently exercisable options to purchase 943,000 Ordinary Shares held by SLI, by virtue of being a joint controlling shareholder of Holding. Notwithstanding his position as a joint controlling shareholder of Holding, with respect to clause (C), Martin A. Schoeller disclaims beneficial ownership of an aggregate of 3,900,000 Ordinary Shares beneficially owned by family members (other than Christoph Schoeller and Martin A. Schoeller), who are also shareholders, directly or beneficially, of Holding.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b)  Address or principal business office or, if none, residence:

The address of each Reporting Person is:

Zugspitzstrasse 15
82049 Pullach
Germany

Item 2(c)  Citizenship:

The citizenship of each Reporting Person is as follows:

SLT – Germany
SLS – Germany
SLI – Germany
Holding – Germany
Christoph Schoeller – Switzerland
Martin A. Schoeller – Switzerland

Item 2(d)  Title of class of securities:

Ordinary Shares – Nominal Value 2 Euros per Share

Item 2(e)  CUSIP No.:

N43961 10 6

Item 3.    If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)  [    ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [    ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP NO. N43961 10 6	Page 10 of 13 Pages

(c)  [    ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  [    ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [    ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  [    ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)  [    ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)  [    ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  [    ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [    ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

SLT provides this information on page 2.

SLS provides this information page 3.

SLI provides this information on page 4.

Holding provides this information on page 5.

Christoph Schoeller provides this information on page 6.

Martin A. Schoeller provides this information on page 7.

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

(i)  SLI, as the controlling shareholder each of SLT and SLS, has the power to direct the directors, officers, and authorized representatives of SLT and SLS, including decisions respecting the disposition of proceeds from the sale of the Ordinary Shares directly owned by SLT and SLS.

(ii)  Holding, as the controlling shareholder of SLI, has the power to direct the directors, officers, and authorized representatives of SLT and SLS, through SLI, including decisions respecting the disposition of proceeds from the sale of the Ordinary shares directly owned by SLT and SLS, and the exercise and disposition of options to purchase Ordinary Shares, and the disposition of the Ordinary Shares purchased upon exercise thereof, directly held by SLI.

(iii)  Martin A. Schoeller and Christoph Schoeller, as the controlling shareholders of Holding, share jointly the power to direct the affairs of Holding and ultimately, through Holding and SLI, decisions respecting the disposition of proceeds from the sale of Ordinary Shares directly owned

CUSIP NO. N43961 10 6	Page 11 of 13 Pages

by SLT and SLS, and the exercise and disposition of the options to purchase Ordinary Shares, and the disposition of the Ordinary Shares purchased upon exercise thereof, directly held by SLI.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

See Item 2.

Item 9.    Notice of Dissolution of a Group.

Not Applicable.

Item 10.    Certifications.

Not Applicable.

CUSIP NO. N43961 10 6	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement on Schedule 13G (Amendment No. 1) is true, complete and correct.

Date: March 13, 2002

SCHOELLER LOGISTIC TECHNOLOGIES HOLDING GMBH

By:	/s/ MARTIN SCHOELLER
Martin Schoeller Managing Director

SCHOELLER LOGISTICS SYSTEMS GMBH

By:	/s/ MARTIN SCHOELLER
Martin Schoeller Managing Director

SCHOELLER LOGISTICS INDUSTRIES GMBH

By:	/s/ CHRISTOPH SCHOELLER
Christoph Schoeller Managing Director

By:	/s/ MARTIN SCHOELLER
Martin Schoeller Managing Director

SCHOELLER HOLDING GMBH

By:	/s/ CHRISTOPH SCHOELLER
Christoph Schoeller Managing Director

By:	/s/ MARTIN SCHOELLER
Martin Schoeller Managing Director

/s/ CHRISTOPH SCHOELLer
Christoph Schoeller

/s/ MARTIN SCHOELLER
Martin Schoeller

CUSIP NO. N43961 10 6	Page 13 of 13 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this statement on Schedule 13G (Amendment No. 1) and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated as of March 13, 2002

SCHOELLER LOGISTIC TECHNOLOGIES HOLDING GMBH

By:	/s/ MARTIN SCHOELLER
Martin Schoeller Managing Director

SCHOELLER LOGISTICS SYSTEMS GMBH

By:	/s/ MARTIN SCHOELLER
Martin Schoeller Managing Director

SCHOELLER LOGISTICS INDUSTRIES GMBH

By:	/s/ CHRISTOPH SCHOELLER
Christoph Schoeller Managing Director

By:	/s/ MARTIN SCHOELLER
Martin Schoeller Managing Director

SCHOELLER HOLDING GMBH

By:	/s/ CHRISTOPH SCHOELLER
Christoph Schoeller Managing Director

By:	/s/ MARTIN SCHOELLER
Martin Schoeller Managing Director

/s/ CHRISTOPH SCHOELLer
Christoph Schoeller

/s/ MARTIN SCHOELLER
Martin Schoeller